UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE



Mail Stop 5546


Via Facsimile (011) 49 69 910 39129 and U.S. Mail

								January 6, 2006

Dr. Clemens Borsig, Chief Financial Officer
Deutsche Bank Aktiengesellschaft
Taunusanlage 12
60325 Frankfurt am Main
Federal Republic of Germany

	Re:	Deutsche Bank Aktiengesellschaft
		Form 20-F for the Fiscal Year Ended December 31, 2004
      Filed March 24, 2005
      File No. 001-15242

Dear Dr. Borsig:

      We have reviewed your response letter dated October 31, 2005 and have the following comments. We welcome any questions you may have about our comments or on any other aspect of our review.
Feel
free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response of October 31, 2005. Please advise us of the extent to which the governments of Iran, Libya or Sudan, or entities owned or controlled by any of those governments, are parties to, or otherwise participate directly or indirectly in, the trade finance facilities, loans and other financial services discussed in your response. Please specify the monetary amounts involved in the finance facilities, loans and other financial services to which any such government or entity is a party, or in which any such government or entity participates. In this regard, we note public media reports of a $1.75 billion financing in 2003 that was led by Deutsche Bank for the purpose of funding operations of the state-owned National Iranian Oil Company. We also note an August 2005 report that Deutsche Bank co-financed the National Petrochemical Company of Iran`s $59 million purchase of a high density polyethylene plant. Please identify the Iranian, Libyan and Sudanese state-owned entities that have received financing from, or financing arranged by, Deutsche
Bank.

2. We note that the U.S. State Department has designated Iran, Libya and Sudan as state sponsors of terrorism, and Iran and Sudan are subject to OFAC-administered economic sanctions imposed in part because of their support for international terrorism and, in the case of Iran, pursuit of weapons of mass destruction. We note also that you have arranged or provided financing to these governments, at times in the hundreds of millions of U.S. dollars. In light of the foregoing factors, please expand your discussion of materiality to address the possibility that your participation in such financings will have significant adverse effects on your reputation and share value. Address specifically the potential impact of the investor sentiment evidenced by, among other actions, the legislative initiatives and the letter from the New York City Comptroller referenced in our prior comment two. In this regard, we note also that Harvard University, Stanford University and Dartmouth College have all adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan.

3. We note that your Form 20-F includes no disclosure regarding your contacts with Iran, Libya or Sudan. It appears to the staff that, given your role in arranging or providing financing to the governments of these countries identified as terrorist-sponsoring states, it would be appropriate for your future reports on Form 20-F, including the report for the fiscal year just ended, to include disclosure regarding your business dealings involving these countries.


      Please understand that we may have additional comments after reviewing your response to our comments. Please file your response letter on EDGAR.

      Please contact James Lopez at (202) 551-3536 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.

								Sincerely,



								Cecilia D. Blye, Chief
								Office of Global Security
Risk



cc: 	Todd Schiffman
		Assistant Director
		Division of Corporation Finance
Dr. Clemens Borsig
Deutsche Bank AG
January 6, 2005
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